SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* RAINBOLT, DAVID E. (Last) (First) (Middle) 6226 N. RIVIERA (Street) OKLAHOMA CITY, OK 73126 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ZYMETX, INC. ZMTX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK, par value $.001				7,813.00	I	By Trend Venture Corp.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

RAINBOLT, DAVID E. - December 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Purchase Warrant	$0.30	12/07/2001	A (1) |	(A) 25,000.00	11/16/2001 | 11/15/2006	COMMON STOCK, par value $.001 - 25,000.00	$0.30	25,000.00	I	By Corporation (2)
Non-Qualified Stock Options 8-98 (Vests 33%)	$2.00				08/18/1999 | 08/18/2001	COMMON STOCK, par value $.001 - 25,000.00		25,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-10-2002 ** Signature of Reporting Person Date DAVID E. RAINBOLT Page 2 SEC 1474 (3-99)

RAINBOLT, DAVID E. - December 2001
Form 4 (continued)
FOOTNOTE Descriptions for ZYMETX, INC. ZMTX

Form 4 - December 2001

DAVID E. RAINBOLT
6226 N. RIVIERA

OKLAHOMA CITY, OK 73126
Explanation of responses:

 (1)   Warrants were issued in connection with the purchase by Council Oak Investment Corporation in a private placement on December 7, 2001, of one Unit consisting of a $25,000 principal amount, 12% promissory note due May 31, 2002, and 5-year warrants to purchase 25,000 shares of common stock at an exercise price of $.30 per share. Council Oak Investment Corporation is an affiliate of BancFirst Corporation. Mr. Rainbolt, Chief Executive Officer of BancFirst, owns 38% of its stock and shares control over its investment portfolio.
(2)   Council Oak Investment Corporation.

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